Exhibit 23.3

Consent of KPMG LLP

The Board of Directors

Apple Computer, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Apple Computer, Inc. of our report dated October 12, 2004, with respect to the consolidated balance sheets of Apple Computer, Inc. as of September 25, 2004 and September 27, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 25, 2004, which report appears in the annual report on Form 10-K of Apple Computer, Inc. for the year ended September 25, 2004.  Our report refers to changes in accounting for asset retirement obligations and for financial instruments with characteristics of both liabilities and equity in 2003 and goodwill in 2002.

/s/ KPMG LLP

Mountain View, California
May 20, 2005